Filed Pursuant to Rule 424(b)(5)
Registration No. 333-280391
PROSPECTUS SUPPLEMENT
(To Prospectus Supplement dated August 28, 2024
And Prospectus dated June 21, 2024)

TRINITY BIOTECH PLC Up to $1,000,000 American Depositary Shares representing A Ordinary Shares
This prospectus supplement amends and supplements the information in the prospectus supplement dated August 28, 2024 and the accompanying prospectus dated June 21, 2024 (together, the “ATM Prospectus”), relating to the offer and sale from time to time of American Depositary Shares (“ADSs”) representing our A Ordinary Shares, par value $0.0109 per share (“A Ordinary Shares”) (each ADS represents 20 A Ordinary Shares), pursuant to an At the Market Offering Agreement (the “Sales Agreement”), we entered into with Craig-Hallum Capital Group LLC (“Craig-Hallum”) on July 12, 2024.   This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto. Since our entry into the Sales Agreement, we have offered and sold 4,137,571 ADSs for gross proceeds of $8,563,834 pursuant to the Sales Agreement.

We are filing this prospectus supplement to supplement the ATM Prospectus to increase the aggregate offering amount we intend to sell pursuant to the Sales Agreement, and to update certain sections of the ATM Prospectus. As of the date of this prospectus supplement, we are increasing the aggregate offering amount of ADS that we are offering pursuant to the Sales Agreement, such that we are offering up to an additional $1,000,000 of our ADSs for sale under the Sales Agreement, not including the ADSs previously sold pursuant to the Sales Agreement. This prospectus supplement amends and/or supplements only those sections of the ATM Prospectus as listed in this Prospectus Supplement; all other sections of the ATM Prospectus remain as is.

Our ADSs are listed for trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TRIB.” On December 16, 2024, the closing price of an ADS on Nasdaq was $0.8976.

Based on the closing sale price of $2.20 of our ADSs on Nasdaq on October 28, 2024 and approximately 13,042,688 non-affiliate outstanding ADSs, the aggregate market value of our public float, calculated according to General Instruction I.B.5 of Form F-3, is approximately $28,693,913. Under the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, we may not sell our securities in a primary offering with a value exceeding one-third of our public float in any 12-month period (unless our public float rises to $75.0 million or more). We have sold approximately $8,563,834 of securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12-calendar-month period that ends on and includes the date of this prospectus supplement. As such, this prospectus supplement relates to the offer and sale of no more than $1,000,000 of ADSs.

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page S-2 of this prospectus supplement and under similar headings in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum

The date of this prospectus supplement is December 17, 2024

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 20-F on file with the Commission, as revised or supplemented by our reports subsequently filed after the date hereof with the Commission and incorporated by reference in this prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus supplement.

Risks Related to Ownership of the ADSs

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on a strategy centered on adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. In the past year we have made numerous acquisitions including the acquisition of the biosensor assets of Waveform Technologies Inc. and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

Mergers and acquisitions of companies and assets are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. There can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

We may not succeed in our efforts to implement a comprehensive transformation plan to improve the financial performance of our existing business.

In April 2024, we announced the adoption of a transformation plan to improve the financial performance of our existing business. The plan has several key components that we believe are achievable, in most cases by mid-2025, including:

•
Reducing complexity and cost by consolidating our main manufacturing operations into a considerably smaller number of sites and also moving to an outsourced model for a significant amount of our less complex manufacturing activities;

•	Reducing the cost of goods of many of our products by changing suppliers and negotiating new deals with existing suppliers:

•	Continued market acceptance of our new TrinScreen™ HIV rapid point-of-care test; and

•	Simplifying our internal operations and optimizing our business support function locations.

          Although we have implemented or are in the midst of implementing a number of these cost-saving initiatives, including consolidating manufacturing, moving some manufacturing offshore to improve our operating margins, and moving significant aspects of our business support functions to a lower cost and centralized location, we cannot assure you that these efforts will be successful or that we can achieve our long-term profitability goals. A failure to achieve these goals will have a material adverse effect on our results of operations and financial condition.

In 2021, certain of our U.S. subsidiaries received loans which were subsequently forgiven under the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which they may not have been eligible to receive. If it is determined that the subsidiaries were ineligible to receive the loans, they may be required to return the proceeds, pay interest and may be subject to other penalties.

In January 2021, two of our U.S. based subsidiaries applied for and received loans totaling approximately $1.8 million under the Paycheck Protection Program (the “PPP”) of the CARES Act. In accordance with the requirements of the CARES Act, as amended by the Paycheck Protection Program Flexibility Act of 2020 (the “PPP Flexibility Act”), the PPP loans were to be forgiven under certain circumstances. In September 2021, the two subsidiaries applied for forgiveness of the loans and those loans were subsequently forgiven. While our subsidiaries believed at the time that they obtained the loans that they met all of the eligibility requirements under the CARES Act, they were notified by the Department of Justice in late October 2024 that the two subsidiaries may have not been eligible to receive those loans. We are currently conducting an internal review of their actions with the assistance of counsel and have not verified whether the U.S. subsidiaries met the eligibility criteria for those loans. If they were not eligible for those loans, we will likely be required to return the proceeds of those loans, pay interest, and may be subject to enforcement proceedings. This may result in adverse publicity and damage to our reputation and have a material adverse effect on our results of operations and financial condition.

The Nasdaq Global Select Market imposes listing standards on our ADSs that we may not be able to fulfill in the future, thereby leading to a possible delisting of our ADSs.

As a listed Nasdaq Global Select Market company, we are subject to various listing standards.  There can be no assurance that we will be able to meet all of the criteria necessary for Nasdaq to allow our ADSs to remain listed.

On November 21, 2023, we received a deficiency letter from the Listing Qualifications Department of Nasdaq (the “Staff”) notifying us that our company was not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement of the Nasdaq Listing Rules applicable to companies listed on the Nasdaq Global Select Market. For continued listing, registrants are required to maintain a minimum MVPHS of $15 million. A failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. In accordance with the Nasdaq Listing Rules, we had 180 calendar days from the date of the deficiency notice, or until May 20, 2024, to regain compliance with the minimum MVPHS requirement.

On May 22, 2024, we received a determination letter (the “Determination Letter”) from the Staff notifying us that we had not regained compliance with the MVPHS Requirement by May 20, 2024 and that, unless we timely requested a hearing before a Hearings Panel (the “Panel”), trading of the ADSs would be suspended and the ADSs would be delisted. On July 16, 2024, the Company met with the Nasdaq Hearings Panel (the “Panel”) to discuss its plan to regain compliance with the MVPHS Requirement and requested an extension until October 31, 2024, to demonstrate compliance. On August 1, 2024, the Panel granted the Company an extension until October 31, 2024, to meet the MVPHS requirement. On November 6, 2024, the Staff notified us that they determined that we had regained compliance with the MVPHS Requirement.  However, there can be no assurance that the ADSs will continue to meet the MVPHS Requirement or other listing requirements.

We had also received a deficiency letter from the Staff, in April of 2023, that for the preceding 30 consecutive business days, the ADSs did not maintain a minimum closing bid price of $1.00 (the “Minimum Bid Price Requirement”) per ADS, as required by Nasdaq Listing Rule 5450(a)(1). To satisfy the Minimum Bid Price Requirement, we effected a change to the number of A Ordinary Shares represented by each ADS on February 23, 2024, pursuant to which the ADS to ordinary share ratio changed from one ADS representing four A Ordinary Shares to one ADS representing 20 A Ordinary Shares (the “ADS Ratio Change”). For existing ADS holders, the ADS Ratio Change had the same effect as a one-for-five reverse ADS split. On March 8, 2024, the Staff notified us that they determined that we regained compliance with Listing Rule 5450(a)(1). However, there can be no assurance that the ADSs will continue to meet the Minimum Bid Price Requirement.

If the ADSs are ultimately delisted from Nasdaq and we are unable to successfully transfer the listing of the ADSs to The Nasdaq Capital Market, the ADSs would likely then trade only in the over-the-counter market and the market liquidity of the ADSs could be adversely affected and their market price could decrease. If the ADSs were to trade on the over-the-counter market, selling the ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for the ADSs and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

Risks Related to the Offering

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital. Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, prospects, financial condition, operating results and cash flow.

You will experience immediate and substantial dilution in the net tangible book value per share of the ADSs you purchase.

The public offering price per ADS will be substantially higher than the net tangible book value per share of our ADSs outstanding immediately following the completion of this offering. Therefore, if you purchase our ADSs in this offering at an assumed public offering price of $2.50 per ADS, you will experience immediate dilution of $7.79 per ADS ($0.39 per A Ordinary Share), the difference between the price you pay per ADS and our net tangible book value per ADS as of June 30, 2024, after giving effect to the issuance of the securities in this offering.

In addition, if we issue additional equity securities, employee stock grants vest, or there are any exercises of future stock options, you will experience additional dilution. If our board of directors elects to issue additional restricted stock, stock options and/or other equity-based awards under our equity incentive plans, our stockholders and investors in this offering may experience additional dilution, which could cause the market price of our ADSs to fall.

The actual number of ADSs we will issue under the Sales Agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver instructions to Craig-Hallum to sell our ADSs at any time throughout the term of the Sales Agreement. The number of ADSs that are sold through Craig-Hallum after our instruction will fluctuate based on a number of factors, including the market price of our ADSs during the sales period, the limits we set with Craig-Hallum in any instruction to sell shares, and the demand for our ADSs during the sales period. Because the price per ADS sold will fluctuate during this offering, it is not currently possible to predict the number of ADSs that will be sold or the gross proceeds to be raised in connection with those sales.

The sale or availability for sale of a substantial number of our ADSs could adversely affect the market price of the ADSs.

Sales of a substantial number of our ADSs in the public market, or the perception or indication that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future or cause the trading price of our ADSs to decline. We are unable to predict what effect, if any, market sales of securities in this offering or by our significant shareholders, directors or officers will have on the market price of our ADSs.

The ADS offered in this offering may be sold in “at the market” offerings, and investors who buy ADSs at different times will likely pay different prices.

Investors who purchase ADSs under this prospectus supplement and the accompanying prospectus at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of ADSs sold, and there is no minimum or maximum sales price. Investors may experience declines in the value of their ADSs as a result of ADS sales made at prices lower than the prices they paid.

The issuance of securities in this and future offerings may trigger anti-dilution provisions in our outstanding warrants and affect the interests of our stockholders.

Our outstanding warrants contain anti-dilution provisions that may be triggered by this offering or future offerings depending on the offering price of the ADSs in this offering and any other equity issuances, and the exercise price or formula of warrants. These adjustments could reduce the proceeds received by the Company pursuant to a cash exercise of outstanding warrants, dilute the interests of our stockholders and affect the trading price for the ADSs.